[HEMOBIOTECH, INC. LOGO]

                                                                    May 13, 2005

VIA EDGAR
---------

Jeffrey P. Riedler
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549
(Mail Stop 03-08)

RE:  HEMOBIOTECH, INC. (THE "COMPANY")
     REGISTRATION STATEMENT ON FORM SB-2, FILED JANUARY 18, 2005, AS AMENDED ON APRIL 15, 2005, MAY 10, 2005 AND MAY 13, 2005
     FILE NO. 333-122097

Dear Mr. Riedler:

     We are writing in response to the telephonic comments we received from Oscar Young of the Securities and Exchange Commission's staff on May 12 and May 13, 2005 with respect to the Company's Registration Statement filed on January 18, 2005, as amended on April 15, 2005 and May 10, 2005 (the "Amended Registration Statement"), we are providing the response set forth below. Capitalized terms used herein without definition have the meanings assigned to them in the Amended Registration Statement.

     At Mr. Young's suggestion, earlier today the Company filed a third amended Registration Statement ("Amended Registration Statement") in response to the comments received from Mr. Young. The Amended Registration Statement reflects revisions made pursuant to Mr. Young's comments. In connection with our response, the Company encloses the following material for your records:

1. Five copies of the Amended Registration Statement in EDGAR format as filed with the Commission today.

2. Five copies of the Amended Registration Statement, marked to show changes from the previously filed Registration Statement.

     The following constitute the Company's responses to Mr. Young's comments:

     1. COMMON STOCK PRICE. In connection with the Company's 2004 private placement, the price of the Company's common stock was determined to be $.85 per share. This valuation was reached as a result of negotiations with Meyers Associates, LP, which acted as the Company's placement agent in the October 2004 private placement. Some of the main factors considered by Meyers Associates in these negotiations was the strength of the technology underlying the Company's exclusive license with

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Texas Tech, the exclusivity of the license, and the fact that, since 1985, approximately $10.0 million had been invested in the technology underlying the Company's exclusive license with Texas Tech. Based on this, Meyers Associates determined preliminarily that the valuation of the Company (on a post-offering basis) should be in the range of approximately $8.0 million to $10.0 million. As a result of market conditions and negotiations with Meyers Associates, however, the Company and Meyers Associates agreed on a valuation (on a post-offering basis) of approximately $8.6 million, which resulted in a common stock price of $.85 per share.

     2. VALUE OF THE COMPANY'S WARRANTS. Using the Black-Scholes pricing model, the Company input the following variables:

                  Stock price:              $ .85
                  Warrant strike price:     $1.06
                  Term of Warrant:        5 years
                  Risk Free rate:           .0337
                  Volatility factor:          80%

Based on the above inputs, the value of the warrant was determined to be $.53. The Company had 117,648 warrants outstanding for a total valuation ascribed to the warrants of approximately $62,000. In Note G(2) to the Financial Statements contained in the Amended Registration Statement, the Company describes the method of allocating fair values to the unit components of debt, common stock and warrants.

     3. VOLATILITY FACTOR OF 80%. The Company reviewed a group of 14 publicly traded biotechnology companies and determined that for companies at a similar stage of development the volatility factor used approximated 80%. The Company believes the 80% volatility factor used in the Black-Scholes model is appropriate.

     Changing the input for the Black- Scholes option pricing model regarding volatility from 30% to 80 % in 2003 would result in a di minimus overall change in the proforma calculation under SFAS 148. While the Company was still private, it did not avail itself of the minimum value method.

     4. FAIR VALUATION OF NOTES. Each of the components of the unit sold in the October 2004 private placement were separately negotiated with Meyers Associates, which served as the Company's placement agent. As a result of such negotiations, it was determined that the terms of the debt component, including the face amount, interest rate and term were based on fair market value.

     5. REVIEW OF ISSUANCES. The Company reviewed each of its equity issuances and revalued such issuances based on an $.85 per share price where necessary, except where the revaluation would have been immaterial. These revaluations were reflected in the Amended Registration Statement. In addition, the Company updated the SFAS 148 disclosures set forth in the Amended Registration Statement.

     With Mr. Young's permission, immediately after the Company filed the Amended Registration Statement earlier today, the Company filed a request for an accelerated effective date of the Amended Registration Statement.

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     If you should have any questions concerning this letter or the enclosed materials or desire any additional information or clarification in respect of the Amended Registration Statement, please do not hesitate to contact the undersigned at (214) 540-8411.

                                           Very truly yours,


                                           /s/ Arthur P. Bollon
                                           --------------------
                                           Arthur P. Bollon, Ph. D.
                                           President and Chief Executive Officer

cc:   Robert H. Cohen, Esq.
      Anthony J. Marsico, Esq.
      Marlene M. Markard, Esq.